UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(X)	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 29, 2003

OR

( )	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to ___________

Commission file number 001-12696

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

PLANTRONICS, INC. 401(k) PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

PLANTRONICS, INC.
345 Encinal Street
Santa Cruz, California 95060

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Plantronics, Inc. 401(k) Plan

Date: September 18, 2003	By	/s/ Richard R. Pickard Richard R. Pickard Vice President, Legal and General Counsel Plantronics, Inc. on behalf of the Plan Administrator of the Plantronics, Inc. 401(k) Plan

INDEPENDENT ACCOUNTANTS’ REPORT
REPORT OF INDEPENDENT AUDITORS
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
NOTES TO FINANCIAL STATEMENTS
SUPPLEMENTAL SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
EXHIBIT INDEX
EXHIBIT 23.1
EXHIBIT 23.2
EXHIBIT 32.1
EXHIBIT 32.2

PLANTRONICS, INC.
401(k) PLAN

Financial Statements and Supplemental Schedule
March 29, 2003 and March 30, 2002

*	Other schedules required by 29 CFR2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

INDEPENDENT ACCOUNTANTS’ REPORT

To the Participants and
Plan Administrator of the
Plantronics, Inc.
401(k) Plan

We have audited the financial statements of the Plantronics, Inc. 401(k) Plan (the Plan) as of March 29, 2003, and for the year then ended, as listed in the accompanying table of contents. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of March 29, 2003, and the change in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule, as listed in the accompanying table of contents, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Mohler, Nixon & Williams
MOHLER, NIXON & WILLIAMS
Accountancy Corporation

Campbell, California
August 27, 2003

Report of Independent Auditors

To the Participants and Administrator of
the Plantronics, Inc. 401(k) Plan

In our opinion, the accompanying statement of net assets available for benefits presents fairly, in all material respects, the net assets available for benefits of the Plantronics, Inc. 401(k) Plan (the “Plan”) at March 30, 2002 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Plan’s management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this financial statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

August 26, 2002

PLANTRONICS, INC.
401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	March 29,	March 30,
	2003	2002

Assets:
Investments, at fair value	$25,426,030	$44,388,185
Investments, at contract value	15,219,710	—
Participant loans	1,358,801	1,302,912

Assets held for investment purposes	42,004,541	45,691,097
Non-interest bearing cash	61,400	—

Net assets available for benefits	$42,065,941	$45,691,097

See notes to financial statements

PLANTRONICS, INC.
401(k) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year ended
March 29,
2003

Additions to net assets attributed to:
Investment income (loss):
Dividends and interest	$944,172
Net realized and unrealized depreciation in fair value of investments	(8,377,619)

(7,433,447)

Contributions:
Participants’	3,432,070
Employer’s	2,445,194

5,877,264

Total additions	(1,556,183)

Deductions from net assets attributed to:
Withdrawals and distributions	2,068,973

Total deductions	2,068,973

Net decrease in net assets	(3,625,156)
Net assets available for benefits:
Beginning of year	45,691,097

End of year	$42,065,941

See notes to financial statements.

PLANTRONICS, INC.
401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

MARCH 29, 2003 and MARCH 30, 2002

NOTE 1 — THE PLAN AND ITS SIGNIFICANT ACCOUNTING POLICIES

General — The following description of the Plantronics, Inc. 401(k) Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

The Plan is a defined contribution plan that was established in 1968 by Plantronics, Inc. (the Company) to provide benefits to eligible employees, as defined in the Plan document. The Plan administrator believes that the Plan is currently designed and operated in compliance with the applicable requirements of the Internal Revenue Code and the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

During the 2003 Plan year, the Plan document was amended to incorporate provisions of the Economic Growth and Tax Relief Reconciliation Act of 2001 (EGTRRA).

Administration — The Company has appointed an Administrative Committee (the Committee) to manage the operation and administration of the Plan. Effective January 1, 2003, the Company contracted with Massachusetts Mutual Life Insurance Company (MassMutual) to act as the custodian and to process and maintain the records of participant data and with Investors Bank and Trust Company (IBT) to act as the Plan trustee. Prior to that time, Connecticut General Life Insurance Company (CIGNA) was the third-party administrator, custodian and trustee. Substantially all expenses incurred for administering the Plan are paid by the Company.

Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Basis of accounting — The financial statements of the Plan are prepared on the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America.

Forfeited accounts — Forfeited nonvested accounts will be used to reduce future employer contributions or pay for administrative expenses under the Plan.

Investments — At March 29, 2003 and March 30, 2002, investments of the Plan were held by MassMutual and CIGNA, respectively, and invested based solely upon instructions received from participants.

The Plan’s investments in Company common stock, mutual funds and pooled separate accounts are valued at fair value as of the last day of the Plan year, as measured by quoted market prices or as reported by MassMutual. Participant loans are valued at cost, which approximates fair value.

The Plan’s SF Guaranteed Fund with MassMutual is fully-benefit responsive and, therefore, has been reported in the financial statements at contract value. The contract value of the Plan’s investment contract accounts approximate the fair value at March 29, 2003. The Plan’s investment in the CIGNA Guaranteed Long-Term Account is stated at fair value at March 30, 2002.

The crediting interest rate on the SF Guaranteed Fund and the CIGNA Guaranteed Long-Term Account was 3.5% at March 29, 2003 and it ranged from 5.5% to 4.6% at March 30, 2002. The average yield rate on the SF Guaranteed Fund was 4% for the year ended March 29, 2003.

Income taxes — The Plan has been amended since receiving its latest favorable determination letter dated November 4, 2002. The Company believes that the Plan is operated in accordance with, and qualifies under, the applicable requirements of the Internal Revenue Code and related state statutes, and that the trust, which forms a part of the Plan, is exempt from federal income and state franchise taxes.

Plan year — The Plan year is the 52- or 53-week period ending on the Saturday closest to March 31 of each year. Accordingly, the Plan’s two most recent fiscal years ended March 29, 2003 and March 30, 2002.

Risks and uncertainties — The Plan provides for various investment options in any combination of investment securities offered by the Plan, including Company common stock. Investment securities are exposed to various risks, such as interest rate, market fluctuations and credit risks. Due to the risk associated with certain investment securities, it is at least reasonably possible that changes in market values, interest rates or other factors in the near term could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

NOTE 2 — RELATED PARTY TRANSACTIONS

Certain Plan investments are managed by MassMutual. Any purchases and sales of these investments are performed in the open market at fair value. Such transactions, while considered party-in-interest transactions under ERISA regulations, are permitted under the provisions of the Plan and are specifically exempt from the prohibition of party-in-interest transactions under ERISA. In addition, the Plan holds shares of Company common stock, which is trusteed by IBT, which also qualifies as a party-in-interest.

NOTE 3 — PARTICIPATION AND BENEFITS

Participant contributions — Participants may elect to have the Company contribute their eligible pre-tax compensation up to the amount allowable under the Plan document and current income tax regulations. Participants who elect to have the Company contribute a portion of their compensation to the Plan agree to accept an equivalent reduction in taxable compensation. Contributions withheld are invested in accordance with the participant’s direction. Effective July 1, 2002, the Plan was amended in accordance with EGTRRA to allow eligible participants to make a catch-up contribution, up to the maximum allowed under current tax regulations.

Participants are also allowed to make rollover contributions of amounts received from other tax-qualified employer-sponsored retirement plans. Such contributions are deposited in the appropriate investment funds in accordance with the participant’s direction and the Plan’s provisions.

Employer contributions — The Company makes safe harbor matching contributions as defined in the Plan and as approved by the Board of Directors. In fiscal year 2003, the Company matched $.50 for each $1.00 contributed by a participant, up to a maximum of 6% of the participant’s eligible compensation.

The Company also makes safe harbor nonelective contributions as defined in the Plan and approved by the Board of Directors. In fiscal year 2003, the Company made a contribution equal to 3% of the participant’s eligible compensation. In addition, the Plan also allows for employer matching contributions and employer discretionary contributions; however, no such contributions have been made for the year ended March 29, 2003.

Vesting — Participants are immediately vested in their contributions, the safe harbor matching and nonelective contributions, and the employer matching contributions. Participants are fully vested in the employer’s discretionary contributions allocated to their account after two years of credited service.

Participant accounts — Each participant’s account is credited with the participant’s contribution, Plan earnings or losses and an allocation of the Company’s contribution. Allocation of the Company’s contribution is based on eligible participant contributions and compensation, as defined in the Plan.

Payment of benefits — Upon termination, the participants or beneficiaries may elect to leave their account balance in the Plan, or receive their total benefits in a lump sum amount or in annual cash installments, as defined in the Plan. The Plan allows for the automatic lump sum distribution of participant vested account balances that do not exceed $5,000.

Loans to participants — The Plan allows participants to borrow up to the lesser of $50,000 or 50% of their vested account balance. The loans are secured by the participant’s vested balance. Such loans bear interest at the available market financing rates and must be repaid to the Plan within a five-year period, unless the loan is used for the purchase of a principal residence in which case the maximum repayment period may be longer. The specific terms and conditions of such loans are established by the Committee. Outstanding loans at March 29, 2003 carry interest rates ranging from 5.25% to 13%.

NOTE 4 — INVESTMENTS

The number of shares of Plantronics, Inc. common stock in the Plantronics Stock Fund (the Fund) was 358,496 as of March 29, 2003 and 290,401 as of March 30, 2002. The Fund is composed primarily of Plantronics, Inc. common stock purchased on the open market with a fair value of approximately $5,416,000 and $6,075,185 at March 29, 2003 and March 30, 2002, respectively. In addition, the Fund includes approximately $61,000 invested in non-interest bearing cash with IBT at March 29, 2003. The Fund assigns units of participation to those participants with account balances in the Fund. The total number of units in the Fund was 549,254, and the net unit value was $9.97 at March 29, 2003.

The following table presents the fair or contract values of investments and investment funds. The funds exceeding 5% or more of the Plan’s net assets are presented separately.

	March 29,	March 30,
	2003	2002

Guaranteed Long-Term Account		$11,996,405
SF Guaranteed Fund	$15,219,710
American Century Ultra Fund	2,016,337	2,804,782
Fidelity Contrafund Fund	2,213,754	2,828,212
Fidelity Equity Income II Fund	3,739,555	5,176,072
Fidelity Magellan Fund	6,621,155	9,426,125
Plantronics, Inc. Common Stock	5,415,817	6,075,185
Other funds individually less than 5% of net assets	6,778,213	7,384,316

Assets held for investment purposes	$42,004,541	$45,691,097

     The Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value as follows for the year ended March 29, 2003:

Company common stock	($1,767,106)
Mutual funds	(42,163)
Pooled separate accounts	(6,568,350)

($8,377,619)

NOTE 5 — PLAN TERMINATION OR MODIFICATION

The Company intends to continue the Plan indefinitely for the benefit of its participants; however, it reserves the right to terminate or modify the Plan at any time by resolution of its Board of Directors and subject to the provisions of ERISA. In the event the Plan is terminated in the future, participants would become fully vested in their accounts.

PLANTRONICS, INC. 401(k) PLAN	EIN: 77-0207692 PLAN #002

SUPPLEMENTAL SCHEDULE

SCHEDULE OF ASSETS (HELD AT END OF YEAR)
MARCH 29, 2003

	Identity of issue, borrower,	Description of investment including maturity date,	Current
	lessor or similar party	rate of interest, collateral, par or maturity value	value

	Massachusetts Mutual Life Insurance Company:
*	SF Guaranteed Fund	Guaranteed Investment Contract	$15,219,710
	Fidelity Contrafund	Pooled Separate Accounts	2,213,754
	Fidelity Equity Income II Fund	Pooled Separate Accounts	3,739,555
	Fidelity Magellan Fund	Pooled Separate Accounts	6,621,155
	Midcap Growth II Fund	Pooled Separate Accounts	72,335
	Indexed Equity Fund	Pooled Separate Accounts	1,081,402
	Small Company Growth Fund	Pooled Separate Accounts	1,247,265
	DLB Small Cap Value Fund	Pooled Separate Accounts	45,806
	Focused Value Fund	Pooled Separate Accounts	60,912
	Overseas Fund	Pooled Separate Accounts	17,467
	Growth Equity Fund	Pooled Separate Accounts	58,271
	American Century Ultra Fund	Pooled Separate Accounts	2,016,337
	Global Oppenheimer	Pooled Separate Accounts	1,438,241
	Fidelity Puritan Fund	Mutual Funds	1,270,555
	Phoenix-Duff & Phelps Real Estate Fund	Mutual Funds	127,158
*	Plantronics, Inc	Common Stock	5,415,817
*	Participant loans	Interest rates ranging from 5.25% to 13%	1,358,801

		Total	$42,004,541

*	Party-in-interest

EXHIBIT INDEX

Exhibit Number	Description

23.1	Consent of Mohler, Nixon & Williams, Independent Accountants

23.2	Consent of PricewaterhouseCoopers LLP, Independent Auditors

32.1	Certification of Member, Plan Committee pursuant to 18. U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act

32.2	Certification of Member, Plan Committee pursuant to 18. U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act